UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68319

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Shea & Company LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Huntington Street, Floor 29
(No. and Street)

Boston	MA	02199
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Pingpank	617-896-2218	cpingpank@shea-co.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rolleri & Sheppard CPAS, LLP
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3437
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Pingpank, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Shea & Company, LLC, as of December 31, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACOB M GEORGE
Notary Public - State of Florida
Commission # HH 312460
Expires on September 14, 2026

Signature: Christopher Pingpank

Title: Managing Director

Jacob M. George
Notary Public Jacob M George

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements

Shea & Company, LLC

December 31, 2024

SHEA & COMPANY, LLC

Financial Statements

Table of Contents

Financial Statements:



Rolleri & Sheppard CPAS, LLP
Ryan C. Sheppard, CPA, CFF, Managing Partner
John M. Rolleri, CPA, CFE, Senior Partner
Jayme L. White, CPA, Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Shea & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shea & Company, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Shea & Company, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Shea & Company, LLC's management. Our responsibility is to express an opinion on Shea & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shea & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R + S CPAS, LLP

Rolleri & Sheppard CPAS, LLP

We have served as Shea & Company, LLC's auditor since 2021.

Fairfield, Connecticut
March 26, 2025

1

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

SHEA & COMPANY, LLC

Statement of Financial Condition

December 31, 2024

Assets		
Current assets:		
Cash	$	4,429,385
Operating lease assets, current		248,820
Operating lease right-of-use assets, current		1,351,869
Prepaid expenses		448,404
Total current assets		6,478,478
Property and equipment, net		395,647
Operating lease assets		200,757
Operating lease right-of-use assets		8,407,016
Security deposits		302,608
Total assets	**$**	**15,784,506**
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$	108,954
Operating lease liabiity, current		1,351,869
Right-of-use liability, current		248,820
Total current liabilities		1,709,643
Operating lease liability		8,407,016
Right of use liability		200,757
Total liabilities		10,317,416
Member's equity		5,467,090
Total liabilities and member's equity	**$**	**15,784,506**

See accompanying notes to the financial statements.

Note 1: Summary of Significant Accounting Policies

Description of Business

Shea & Company, LLC (the "Company") was formed as a limited liability company on January 25, 2005 and became a registered broker-dealer under the Securities Exchange Act of 1934 on July 13, 2010. The Company provides merger and acquisition advisory services, capital raising advisory services through private sales of equity and debt securities to institutional investors, and other financial advisory services, to software and technology companies throughout the United States and worldwide.

The Company does not hold customer funds or securities and does not conduct any business activity for or with retail securities customers. In private placement advisory transactions, the Company acts as placement agent and does not underwrite issuer securities.

The Company has filed with regulatory agencies to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, with original maturities of three months or less.

The Company maintains its cash in bank deposit accounts at financial institutions which, at times, may exceed federally insured limits. The Company monitors its exposure and has not experienced any losses in these accounts.

Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Client fees and expense reimbursements are due the sooner of 30 days from the date of invoice or the closing of the related investment banking transaction.

The carrying amount of client accounts receivable is reduced by an allowance for credit losses that reflects management's best estimate of the fees that will not be collected. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is doubtful. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. At December 31, 2024, management believed no allowance for credit losses was warranted.

Allowance for Credit Losses

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company subject to FASB ASC 326 were trade accounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is doubtful. Consequently, the Company believes exposure to loss due to credit risk on cash and net accounts receivable is limited.

Revenue Recognition

The services provided under contracts with customers include transaction-related advisory services and fairness opinion services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. Each performance obligation meets the criteria for either over time or point-in-time revenue recognition. Additionally, the Company is typically reimbursed for certain expenses incurred while providing services to the customer.

Transaction-Related Advisory Services

Shea & Company is engaged to provide transaction-related advisory services including advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors and financial forecasting for potential transactions. The Company provides such advisory services to its customers to assist with corporate finance activities such as mergers and acquisitions and the private placement of securities. In most circumstances, the Company considers the services under its advisory contracts to comprise a single performance obligation. Although there may be individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these services helps to fulfill one overall performance obligation to deliver advisory services to the customer.

Our transaction-related advisory services are reflected as Placement Fees (services related to closing of private placement of securities), Success Fees (services related to closing a merger or acquisition transaction) and Retainer Fees (one-time or recurring fees paid in the course of an engagement).

Although the Company's transaction-related advisory services meet the criteria for over time revenue recognition, Placement Fees and Success Fees are considered variable as they are susceptible to factors outside of the Company's influence and contain a large number and broad range of possible consideration amounts. Accordingly, revenue associated with these services is constrained until specified conditions have been met, and it is probable that a significant revenue reversal will not occur in a future period. This typically occurs once substantially all services have been provided.

Retainer fees are recognized on a systematic basis over the estimated period in which the related services are performed. Payments for Placement Fees and Success Fees are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of completion of the event and payment by the customer.

Note 1: Summary of Significant Accounting Policies (continued)

Fairness Opinion Services

The Company is at times asked to formally opine as to the fairness or insufficiency, from a financial point of view, of the consideration paid to shareholders in a transaction. Fairness (insufficiency) opinion fees are earned and recognized when the opinion is delivered to the client. Although the Company typically provides fairness opinion services in conjunction with and via the same contract as other transaction-related advisory services, fairness opinions are considered a separate performance obligation. The Company charges a separate, fixed fee associated with the delivery of the opinion. This fee is recognized when the opinion is delivered, because the customer receives the benefit of our services only upon receipt of the opinion. Payments for fairness opinion services are generally due upon delivery of the opinion.

Reimbursed Expenses

Reimbursed Expenses consist of out-of-pocket expenses related to the performance of transaction-related advisory services or fairness opinion services and are typically recognized as revenue and expensed as incurred, as these costs are related to performance obligations that are satisfied over time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising expenses were $162,540 for the year ended December 31, 2024.

Income Taxes

The Company is a single-member limited liability company for federal and state income tax purposes. Consequently, the member is taxed individually on the Company's income or losses. Therefore, the financial statements do not reflect a provision for income taxes.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost, less accumulated depreciation and, if applicable, impairment losses. Cost includes expenditures directly attributable to the acquisition of the asset. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:
- Office furniture: 7 years
- Computer equipment: 5 years

Repairs and maintenance costs are expensed as incurred. Major replacements and improvements that extend the useful life or enhance the functionality of the asset are capitalized. Gains or losses on disposals of PP&E are recognized in the statement of operations based on the difference between the proceeds and the carrying amount of the asset disposed.

Lease Accounting

The Company has classified all leases and subleases as operating leases. The lease liability is recognized at the present value of the future lease payments, and the Right of Use ("ROU") asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor and any indirect costs. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit discount rate, the Company has assumed a 5% discount rate, based on an estimate of the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for 3 years.

Segment Reporting

Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for broker-dealers. The Company operates as a single line of business which provides several transaction-related advisory services. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Management reviewed ASU 2023-07 and determined that no additional disclosures are required.

Subsequent Events

The Company evaluated subsequent events through March 26, 2025, the date the financial statements were authorized to be issued. Management has determined there are no subsequent events that require disclosure.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $4,305,431 of which $4,298,164 was in excess of the requirement. The Company's percentage of aggregate indebtedness to net capital was 2.53%.

Note 3 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Note 4 - Commitments

Operating Leases

111 Huntington Avenue Lease and Sublease

The Company has entered into an operating lease agreement for its office space at 111 Huntington Avenue in Boston. This agreement includes both rent and basic office services components. The term of the lease is October 23, 2023 through October 31, 2033. In conjunction with the lease, the Company subleased a portion of the leased premises on substantially identical terms to the master lease to a subtenant. The term of the sublease is October 23, 2023 through October 31, 2026.

As security for this lease, the Company provided the lessor a security deposit in the amount of $290,000, which is reflected in security deposits.

Upon the commencement of the lease, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $10,410,743.

Upon the commencement of the sublease, the Company recognized a ROU liability and a corresponding lease asset based on the present value of then existing operating sublease obligation of $708,751.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation.

Rent and occupancy expenses under the lease, net of rent and occupancy income under the sublease, were $1,546,135 for the year ended December 31, 2024.

601 Montgomery Street Lease

The Company has entered into an operating lease agreement for office space in San Francisco, California. This agreement includes both rent and basic office services components. The term of the lease is from June 1, 2022 to May 31, 2026.

As security for this lease, the Company provided the lessor a security deposit in the amount of $13,348, which is reflected in security deposits.

Upon the commencement of the lease, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $876,715.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation.

Rent and occupancy expenses for the San Francisco location, which is included in operating expenses, was $146,028 for the year ended December 31, 2024.

Other Information

The following table presents supplemental information for the operating leases:

	111 Huntington	601 Montgomery
ROU asset obtained in exchange for the operating lease liability	10,410,743	876,715
Remaining lease term	8.8	1.5
Weighted-average discount rate	5%	5%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2024:

	111 Huntington	601 Montgomery	Total
2025	$ 1,239,554	$ 145,700	$ 1,385,254
2026	1,264,314	61,100	1,325,414
2027	1,289,632		1,289,632
2028	1,315,413		1,315,413
2029	1,341,754		1,341,754
2030	1,368,556		1,368,556
2031	1,395,942		1,395,942
2032	1,423,912		1,423,912
2033	1,206,355		1,206,355
2034	-		-
Total lease payments	11,845,431	206,800	12,052,231
Less: interest	2,285,523	7,823	2,293,346
Present value of lease liability	$ 9,559,908	$ 198,977	$ 9,758,885
Current portion of lease obligation	$ 1,209,680	$ 142,189	$ 1,351,869
Long-term lease obligation	8,350,228	56,788	8,407,016
Total operating lease liability	$ 9,559,908	$ 198,977	$ 9,758,885

Note 5 - Employee Benefit Plan

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to all employees meeting the age and length of service requirements set forth in the Plan. The Company made a discretionary contribution to the Plan for the year ended December 31, 2024 of $945,318.

Note 6 - Concentrations

For the year ended December 31, 2024, the Company had three major customers which accounted for 37% of total revenue.